Exhibit 99.3

THE INFORMATION CIRCULAR AND INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF COMMON SHARES
OF
CLEMENTIA PHARMACEUTICALS INC.

This Letter of Transmittal, properly completed and duly executed by the registered holder (“Shareholder”) of common shares (the “Common Shares”) of Clementia Pharmaceuticals Inc. (“Clementia” or the “Corporation”), together with all other required documents, must accompany certificates for the Common Shares deposited in connection with the proposed arrangement (the “Arrangement”) involving Clementia and 11188291 Canada Inc. (the “Purchaser”), a wholly–owned subsidiary of Ipsen S.A. (“Ipsen”), pursuant to an arrangement agreement among Clementia, the Purchaser and Ipsen dated February 24, 2019 (as may be further amended, supplemented and/or restated in accordance therewith, the “Arrangement Agreement”), a copy of which is available on Clementia's SEDAR profile at www.SEDAR.com. The Arrangement will be submitted for approval at the special meeting of shareholders of Clementia to be held on April 9, 2019 (the “Meeting”) as described in Clementia's management information circular dated March 7, 2019 (the “Information Circular”).

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular. References to dollar amounts herein are to U.S. dollars.

In order for this Letter of Transmittal to be validly completed, the undersigned is required to provide and complete the necessary information for each of the steps indicated below that are applicable to it or to any beneficial Shareholder on whose behalf the undersigned holds Common Shares. The Depositary (as defined below) or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for the address and telephone number of the Depositary). Any Letter of Transmittal, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Shareholder, unless the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms.

Shareholders whose Common Shares are registered in the name of an Intermediary such as a broker, investment dealer, bank, trust company or other intermediary should NOT use this Letter of Transmittal and should contact that Intermediary for instructions and assistance in depositing those Common Shares.

Pursuant to the Arrangement, the Purchaser will acquire all of the issued and outstanding Common Shares of Clementia, and the Shareholders will be entitled to receive, on completion of the Arrangement, for each Common Share held, (i) $25.00 in cash, and (ii) one contingent value right, as further described in the Information Circular (a “CVR”).

Pursuant to and in accordance with the terms of the contingent value rights agreement (the “CVR Agreement”) to be entered into among the Purchaser, Ipsen and Computershare Trust Company, N.A. (the “Rights Agent”), in its capacity as rights agent, effective upon closing of the Arrangement, each Shareholder (who has not validly exercised Dissent Rights) will be issued one CVR per Common Share held. Each CVR will entitle the registered holder of such CVR to receive a one-time payment of $6.00 in cash upon the FDA's acceptance, on or prior to December 31, 2024, of submission of an NDA for Palovarotene as developed under IND 135403 based on the results of the phase II/III clinical trials which were being conducted by Clementia as of the date of the Arrangement Agreement for the treatment of MO (the “Milestone”), which payment shall be reduced to nil if such Milestone is not achieved on or prior to December 31, 2024; provided, however, that the Milestone shall not be achieved and no amount will be payable in respect of the CVRs if any additional phase II or phase III clinical trial (other than post-approval trials) is required for the submission of the NDA. Further information with respect to the CVR Agreement is available in the Information Circular.

COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS. NO PAYMENT OF ANY CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE DATE. REFERENCE SHOULD BE MADE TO THE INFORMATION CIRCULAR FOR MORE INFORMATION REGARDING EXPECTED TIMING FOR COMPLETION OF THE ARRANGEMENT.

REGISTERED SHAREHOLDERS WHO DO NOT FORWARD TO THE DEPOSITARY A VALIDLY COMPLETED AND DULY SIGNED LETTER OF TRANSMITTAL, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING THEIR DEPOSITED SHARES AND ANY OTHER REQUIRED DOCUMENTS, WILL NOT RECEIVE THE CONSIDERATION TO WHICH THEY ARE OTHERWISE ENTITLED, LESS ANY APPLICABLE WITHHOLDINGS, UNTIL SUCH DEPOSIT IS MADE AND RECEIVED BY THE DEPOSITARY, AND UNTIL THE SAME IS PROCESSED FOR PAYMENT BY THE DEPOSITARY.

WHETHER OR NOT REGISTERED SHAREHOLDERS FORWARD THEIR COMMON SHARE CERTIFICATE(S), UPON THE COMPLETION OF THE ARRANGEMENT ON THE EFFECTIVE DATE, REGISTERED SHAREHOLDERS WILL CEASE TO BE SHAREHOLDERS OF CLEMENTIA AT THE TIME PROVIDED FOR IN THE PLAN OF ARRANGEMENT AND WILL BE ENTITLED TO RECEIVE THE CONSIDERATION, LESS ANY APPLICABLE WITHHOLDINGS, TO WHICH THEY ARE ENTITLED UNDER THE PLAN OF ARRANGEMENT. SHAREHOLDERS WHO DO NOT DELIVER THE SHARE CERTIFICATES REPRESENTING THEIR COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE DATE WHICH IS FIVE YEARS AFTER THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR COMMON SHARES.

You must sign this Letter of Transmittal in the appropriate space provided below, and complete the attached Internal Revenue Service (“IRS”) Form W-9 if you are a U.S. Shareholder, as defined below. See the General Instructions to the enclosed IRS Form W-9 herein.

Please note that the delivery of this Letter of Transmittal, together with your Common Share certificate(s), does not constitute a vote in favour of the Arrangement Resolution or any other matters to be considered at the Meeting. To exercise your right to vote at the Meeting you must complete and return the applicable form of proxy that accompanied the Information Circular to Computershare Investor Services Inc. (8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1) no later than 5:00 p.m. (Montréal time) on April 5, 2019 or at least 48 hours (other than a Saturday, Sunday or holiday) prior to the time set for any adjournment or postponement of the Meeting.

TO:	CLEMENTIA PHARMACEUTICALS INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, at its offices set out herein.

In connection with the Arrangement being considered for approval at the Meeting, upon the terms and subject to the conditions set forth in the Arrangement Agreement and as described in the Information Circular, the undersigned delivers to you the enclosed certificate(s) for Common Shares. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name(s) and Address(es) of Registered Holders (please fill in exactly as name(s) appear(s) on certificate(s))	Number of Common Shares Deposited

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED the undersigned hereby surrenders to the Purchaser, effective as of the time provided for in the Plan of Arrangement and in accordance with the Plan of Arrangement, all of the right, title and interest of the undersigned in and to the Common Shares represented by the enclosed certificate(s) (the “Deposited Shares”). The undersigned transmits herewith the certificate(s) described above for cancellation as of the time provided for in the Plan of Arrangement and in accordance with the Plan of Arrangement. The undersigned acknowledges receipt of the Information Circular and represents and warrants that (i) the undersigned is, and will immediately prior to the Effective Time be, the registered holder of the Deposited Shares and owns all rights and benefits arising from the Deposited Shares, (ii) the Deposited Shares are all of the Common Shares owned of record, directly or indirectly, by the undersigned, (iii) the undersigned has good and sufficient authority to deposit, sell and transfer the Deposited Shares, (iv) at the Effective Time, the Purchaser will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the Plan of Arrangement, (v) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign and transfer the Deposited Shares, (vi) all information inserted by the undersigned into this Letter of Transmittal is true, accurate and complete, and (vii) the undersigned will not, prior to the Effective Time, transfer or permit to be transferred any Deposited Shares.

The undersigned irrevocably constitutes and appoints Computershare Trust Company of Canada (the “Depositary”), and any other person designated by the Purchaser in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (i) register or record the transfer of such Deposited Shares consisting of securities on the registers of Clementia, and (ii) execute and negotiate any cheques or other instruments representing amounts payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares other than as set out in this Letter of Transmittal, except with respect to any proxy granted for use at the Meeting or in any agreement entered into among the undersigned and the Purchaser. Other than in connection with the Meeting or in an agreement entered into among the undersigned and the Purchaser, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares effectively to the Purchaser. The undersigned understands that by virtue of the execution of this Letter of Transmittal, the undersigned shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares deposited pursuant to the Plan of Arrangement will be determined by Clementia and the Purchaser in their sole discretion and that such determination shall be final and binding. The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

The authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall survive the death, legal incapacity, bankruptcy or insolvency of the undersigned and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs the Purchaser and the Depositary, upon the Arrangement becoming effective, to (i) mail the cheques representing payment of the cash portion of the Consideration payable for the Deposited Shares, less applicable withholdings, by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below, and (ii) instruct the Rights Agent to register, in a register the purpose of which is to identify the Holders of CVRs and register CVRs and permitted transfers, the undersigned's name and address of record and the number of CVRs the undersigned is entitled to receive on completion of the Arrangement.

Should the Arrangement not proceed for any reason, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. Under no circumstances will interest accrue or be paid to the undersigned on the payment of the Consideration in respect of the Deposited Shares in connection with the Arrangement, regardless of any delay in making such payment for the Deposited Shares. The Depositary will act as the mandatary, nominee and agent of Persons who have deposited Common Shares pursuant to the Plan of Arrangement for the purpose of receiving and transmitting the Consideration to such persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing Common Shares.

The undersigned acknowledges and agrees that the method of delivery of the certificate(s) representing the Deposited Shares and all other required documents is at the election and risk of the undersigned. The undersigned acknowledges that there shall be no duty or obligation on Clementia, the Purchaser, Ipsen, the Depositary or any other Person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A
ENTITLEMENT DELIVERY

Cash entitlement payments via cheque will be issued and mailed to your existing registration unless otherwise stated. If you would like your cheque or wire issued to a different name or address, please complete BOX B and refer to INSTRUCTIONS 2 & 3

❑ MAIL CHEQUE TO ADDRESS ON RECORD **(DEFAULT)**

❑ MAIL CHEQUE TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)

❑ HOLD CHEQUE FOR PICKUP AT COMPUTERSHARE OFFICE (CHECK LOCATION)

○ **TORONTO** ○ **MONTREAL** ○ **VANCOUVER** ○ **CALGARY**

SEE INSTRUCTION SECTION 11 FOR OFFICE ADDRESSES

❑ DELIVER FUNDS VIA WIRE* (COMPLETE BOX E)

BOX B
ISSUE PAYMENT IN THE NAME OF:*

❑ **CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)**

(NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)

* IF THIS NAME OR ADDRESS IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRANSFER REQUIREMENTS (SEE INSTRUCTION SECTION 2 & 3)

BOX C
CURRENCY ELECTION

ALL CASH PAYMENTS WILL BE ISSUED IN UNITED STATES DOLLARS (USD) UNLESS OTHERWISE ELECTED BELOW

❑ Issue my cash entitlement payment(s) in Canadian Dollars (CDN)

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by Computershare, in its capacity as foreign exchange service provider to Clementia, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) Computershare may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Failure to make an election will result in any cash payment under the Arrangement being paid in United States Dollars.

BOX D
RESIDENCY DECLARATION

ALL CLEMENTIA SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

❑ The beneficial owner of the Clementia common shares deposited herewith is a U.S. Shareholder.

❑ The beneficial owner of the Clementia common shares deposited herewith is **not** a U.S. Shareholder.

A "**U.S. Shareholder**" is any Shareholder who is either (i) providing an address in Box "A" that is located within the United States or any territory or possession thereof, or (ii) a "U.S. person" for United States federal income tax purposes as defined in Instruction 9 below. If you are a U.S person or acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S federal income tax you must provide a complete IRS Form W-9 (enclosed) below or otherwise provide certification that the U.S. person is exempt from backup withholding, as provided in the instructions (see section 9 thereof). If you are not a U.S. person as described in clause (ii) above, but you provide an address that is located within the United States, you must complete an appropriate IRS Form W-8.

BOX E

*WIRE PAYMENT**

***PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST**

***IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED**

Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS: ______________________________ PHONE NUMBER: ____________________

Beneficiary Name(s) that appears on the account at your financial institution – **this MUST be the same name and address that your shares are registered to

**Beneficiary Address

**Province/State

**Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address

**Province/State

**Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES

**Bank Account Number	Transit/Routing Number	SWIFT Code	ABA (US)
IBAN Number (Europe)	Sort Code (GBP)	BSB Number	BIC Number

Additional Notes and special routing instructions:

**** Mandatory fields**

BOX F
LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

<Lost Shares> X USD (or CAD at par) $0.75 = Premium Payable $ _____________________ NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box A will expire on December 31, 2019. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Trust Company of Canada.

STATEMENT OF LOST CERTIFICATES:

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Clementia Pharmaceuticals Inc., Computershare Trust Company of Canada, Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of USD $0.75 per lost common share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by	Dated: __________________________________________, 2019
(if required under Instruction 3)

Signature of Shareholder or authorized representative
Authorized Signature	(see Instructions 2 and 4)

Address
Name of Guarantor (please print or type)

Name of Shareholder (please print or type)

Address of Guarantor (please print or type)
Telephone No

Name of authorized representative, if applicable
(please print or type)

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type.
See **Specific Instructions** on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ ________

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ________

Exemption from FATCA reporting code (if any) ________

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ - ☐☐ - ☐☐☐☐

or

Employer identification number

☐☐ - ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X Form **W-9** (Rev. 10-2018)

Form W-9 (Rev. 10-2018) Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting,* later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code,* later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships,* earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code,* later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 10-2018) Page 3

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C corporation, or S corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC
• LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.	Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 10-2018) Page 4

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester,* later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/Businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code,* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

INSTRUCTIONS

1. Use of Letter of Transmittal

This Letter of Transmittal (or a manually signed facsimile thereof), together with the certificate(s) representing Common Shares and all other required documents, must be received by the Depositary at its office(s) specified on the last page of this Letter of Transmittal on or before the fifth anniversary of the Effective Date. In order to permit the timely receipt of the Consideration in connection with the Arrangement, less any applicable withholdings, it is recommended that this Letter of Transmittal together with the accompanying certificate(s) representing the Deposited Shares be received by the Depositary at the offices specified on the last page of this Letter of Transmittal before 4:30 p.m. (Montreal time) on the day before the Effective Date. Do not send Common Share certificates or this Letter of Transmittal to the Corporation or the Purchaser.

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Purchaser recommends that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. A Shareholder whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of Common Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Clementia, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Corporation, the Purchaser or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)

The Arrangement Agreement and any other agreements entered into in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein, except that the CVR Agreement will be construed in accordance with and governed by the laws of the State of Delaware.

(e)	Additional copies of the Information Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below.

(f)

The Corporation and the Purchaser reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary. You agree that any determination made by the Corporation and the Purchaser as to validity, form and eligibility and acceptance of Deposited Shares will be final and binding. There shall be no duty or obligation of the Corporation and the Purchaser or the Depositary to give notice of any defect or irregularity in any deposit and no liability shall be incurred for failure to do so.

6. Lost Certificates

Option #1: If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements, which replacement requirements will provide for, among other requirements and as applicable, the requirements set forth in section 4.2 of the Plan of Arrangement.

Option #2: Alternatively, Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in

Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing BOX F above, and submitting the applicable certified cheque or money order made payable to Computershare Trust Company of Canada.

7. Currency of Payment

Subject to this paragraph, all cash payments will be denominated in U.S dollars. However, a registered Shareholder can instead elect to receive payment in Canadian dollars by checking the appropriate box in Box "C" of this Letter of Transmittal, in which case the Shareholder will have acknowledged and agreed that the exchange rate used will be the rate established by the Depositary, in its capacity as foreign exchange service provider to Clementia, on the date the funds are converted. All risk associated with any currency conversion from U.S. dollars to Canadian dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred in connection with the currency conversion are for the Shareholder's sole account and will be at such Shareholder's sole risk and expense, and neither Clementia, the Purchaser, nor the Depositary or their affiliates are responsible for any such matters.

8. Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) representing the Deposited Shares received by the Depositary will be returned to you forthwith at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address recorded on the Corporation’s share register).

9. IRS Form W-9 — U.S. Shareholders

In order to avoid “backup withholding” of United States income tax on payments made on the Common Shares, a Shareholder that is a U.S. person (as defined below) must generally provide the person’s correct taxpayer identification number (“TIN”) on the IRS Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, and that such Shareholder is a U.S. person (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the Common Shares may be subject to backup withholding of 24%. For the purposes of this Letter of Transmittal, a “U.S. person” means: a beneficial owner of Common Shares that, for United

States federal income tax purposes, is (a) a citizen or individual resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia.

Backup withholding is not an additional United States tax. Rather, the United States federal income tax liability of persons subject to backup withholding will be refunded or credited by the amount of tax withheld if the required information is furnished by such U.S. person on a timely basis to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A Shareholder that is a U.S. person should consult his or her tax advisor as to the shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual United States citizen or resident is the individual’s social security number.

Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Non-U.S. persons receiving payments in the United States should return a completed IRS Form W-8BEN or other applicable IRS Form W-8, a copy of which is available from the Depositary upon request.

10. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services.

Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing with this Letter of Transmittal in order to process your request and will treat your signature(s) as your consent to us so doing.

11. Payment Entitlement Pickup Locations

Entitlements may be picked up at applicable Computershare office locations with Counter services. Pick-up instructions must be selected in Box A. Below are the applicable Computershare office locations:

Montreal	Toronto	Calgary	Vancouver
1500 Boulevard Robert-	100 University Ave	530 8 Ave SW, 6th Floor	510 Burrard Street,
Bourassa, 7th Floor	8th Floor, North Tower	Calgary, AB T2P 3S8	2nd Floor,
Montréal, QC H3A 3S8	Toronto ON M5J 2Y1		Vancouver, BC V6C 3A8

The Depositary is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower
Toronto, Ontario
M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com